FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For October 25 2007

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

News Release dated October 25, 2007

2.

Material Change Report dated October 25, 2007 (re: October 25/07 news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date:  October 25, 2007

By:

“Tony M. Ricci”

(Name)

Its:

Chief Financial Officer

(Title)

Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

NEWS RELEASE

Private Placement Financing

Vancouver, BC – October 25, 2007:  Petaquilla Minerals Ltd. (the “Company”) is pleased to announce that, subject to all applicable regulatory approvals including that of the Toronto Stock Exchange, it has negotiated a non-brokered private placement of 10,000,000 units at a price of $3.00 per unit for gross proceeds in the amount of Canadian $30,000,000.

Each unit will consist of one common share and one-half of one share purchase warrant, where each full warrant entitles the holder to purchase one additional common share of the Company for a period of two years at a price of $3.50 per share.

All securities purchased under the private placement and shares issued on the exercise of any warrants will be subject to a four month plus one day hold period.  Finders’ fees in the form of cash and warrants will be paid in connection with the private placement.

The proceeds of the private placement will be used to develop and to increase the capacity of the Company’s 100% owned Molejon Gold Project in Panama.

About Petaquilla Minerals –  Petaquilla Minerals Ltd. is an emerging gold producer scheduled to bring its 100%-owned Molejon Gold Project into production in fiscal year 2008.  Anticipated throughput for the project during the first year of production will be 2200 tonnes per day.  The plant will utilize three ball mills and a carbon-in-pulp processing facility.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021          Fax: (604) 694-0063

Toll-free:  1-877-694-0021

www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”) 410 - 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2.

Date of Material Change

October 25, 2007

Item 3.

News Release

The Company’s news release dated October 25, 2007, was disseminated by Marketwire, Incorporated on October 25, 2007.

Item 4.

Summary of Material Change

The Company announced that, subject to all applicable regulatory approvals including that of the Toronto Stock Exchange, it has negotiated a non-brokered private placement of 10,000,000 units at a price of $3.00 per unit for gross proceeds in the amount of Canadian $30,000,000.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 5 1-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Richard Fifer, President and Chief Executive Officer of the Company, can be contacted at (604) 694-0021.

Item 9.

Date of Report

Dated October 25, 2007

PETAQUILLA MINERALS LTD.

Per:

“Richard Fifer”

Richard Fifer

President and Chief Executive Officer

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Richard Fifer

Contact telephone number:

604-694-0021

Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

NEWS RELEASE

Private Placement Financing

Vancouver, BC – October 25, 2007:  Petaquilla Minerals Ltd. (the “Company”) is pleased to announce that, subject to all applicable regulatory approvals including that of the Toronto Stock Exchange, it has negotiated a non-brokered private placement of 10,000,000 units at a price of $3.00 per unit for gross proceeds in the amount of Canadian $30,000,000.

Each unit will consist of one common share and one-half of one share purchase warrant, where each full warrant entitles the holder to purchase one additional common share of the Company for a period of two years at a price of $3.50 per share.

All securities purchased under the private placement and shares issued on the exercise of any warrants will be subject to a four month plus one day hold period.  Finders’ fees in the form of cash and warrants will be paid in connection with the private placement.

The proceeds of the private placement will be used to develop and to increase the capacity of the Company’s 100% owned Molejon Gold Project in Panama.

About Petaquilla Minerals –  Petaquilla Minerals Ltd. is an emerging gold producer scheduled to bring its 100%-owned Molejon Gold Project into production in fiscal year 2008.  Anticipated throughput for the project during the first year of production will be 2200 tonnes per day.  The plant will utilize three ball mills and a carbon-in-pulp processing facility.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021          Fax: (604) 694-0063

Toll-free:  1-877-694-0021

www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED

THE INFORMATION CONTAINED HEREIN.